LAW OFFICES OF William B. Barnett __________ OF COUNSEL Alan L. Rosen	21550 OXNARD STREET MAIN PLAZA - SUITE 200 WOODLAND HILLS, CALIFORNIA 91367 TELEPHONE (818) 595-7717 FAX (818) 999-2269 wbarnett@wbarnettlaw.com

January 4, 2010

Tia Jenkins, Senior Asst. Chief Accountant
Office of Beverages, Apparel, and Health Care Services
Securities and Exchange Commission
Mail Stop 3561
Washington D.C.  20549

Re:	Grand Monarch Holdings, Inc.
Form 10-K for fiscal year ended 12/31/08
Filed on March 19, 2009
File No.  000-52715

Dear Ms. Jenkins:

The registrant hereby files its Amendment No. 2 to Form 10-K (“Amendment No. 2”).  The Amendment No. 2 contains those pages that have been revised in accordance with the Commission’s December 23, 2009 comment letter (“Comment Letter”).

To assist the staff in its review of Amendment No. 2 our responses below correspond to each comment number in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

1.	In accordance with your comment and Item 8 we have included in Amendment No. 2 the audit report and a complete set of financial statements with accompanying notes.

We have also updated Section 302 and 906 Certifications.

Enclosed with this letter is a letter from the Chief Executive Officer of the registrant which acknowledges, among other things, the registrant’s responsibility for the adequacy and accuracy of the disclosure in the filing.

We believe that we have responded to all of your comments fairly and reasonably.  Please contact the undersigned should you have any further questions or comments.

Very truly yours, Law Offices of William B. Barnett

William B. Barnett

WBB: scc
cc/ D. Villarreal, CEO

GRAND MONARCH HOLDINGS, INC.
210 South Orange Grove Blvd., Pasadena, California 91105
Telephone:  (866) 350-4450

January 4, 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Grand Monarch Holdings, Inc.
Amendment No. 2 to Form 10-K
Filed:   December 18, 2009
File No.: 000-52715

Gentlemen:

Please be advised that, on behalf of Grand Monarch Holdings, Inc. (the “Company”), I hereby acknowledge the following:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Company’s Form 10-K, and
(b)
staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Company’s filing of its Form 10-K and amendments thereto, and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours, Grand monarch Holdings, Inc. /s/ David Villarreal David Villarreal, President & CEO